Exhibit 99.16

Red White & Bloom Secures USD $20 Million Dollar Supply Agreement with Critical 39 for Fiscal 2020

Agreement allows for RWB’s Illinois facility to provide thousands of pounds of premium and proprietary smokable hemp flower from 2020 harvests

Toronto, Ontario – August 19, 2020 – Red White & Bloom Brands Inc. (CSE: RWB) (OTC: RWBYF) (“RWB” or “Red White & Bloom”) is pleased to announce that they have entered into a Growing and Sales Agreement (the “Offtake”) with 39 Industries, LLC operating as Critical 39 (“Critical 39”), a Spokane, Washington based company focused on delivering premium products throughout the US.

Anne Hyde, President of Mid-American Growers, a wholly owned subsidiary of RWB, stated: "This Agreement with Critical 39 reflects our ability to attract partners that recognize our ability to provide indoor grown, ultra-premium products all year round. The combination of the robust genetics provided by Critical 39 and the skilled team at our Illinois facility will allow us to deliver finished goods that will command a premium price point and deliver on consumer demand for top shelf products.”

Under terms of the agreement, Critical 39 has already delivered 100,000 seeds to the 3.6 million square foot facility in Granville, Illinois where they are being cultivated in accordance with Good Agricultural Practices (“GAP”) and will be processed into finished whole hemp flower. The initial crop is expected to utilize a fraction of the facility’s capacity. The offtake has provisions for the parties to extend the releationship into the year 2022.

Lawrence Sowell, CEO of Critical 39 Stated “We are proud to partner with RWB to fulfill whole flower demand from our CPG distributors and end user consumers. This partnership allows us to further monetize on our premium genetics with a partner that has the greatest scale within the indoor premium hemp and CBD market. We anticipate this is just the first step of an expanding relationship.”

About Critical 39

Critical 39 is focused on the quality Cultivars and derivatives thereof. Our innovative technology platform called Groji, allows farmers, extractors, processors, CMOs, and CPG distributors to track genetic cultivars through to the end consumer, enhancing the transparency, safety, and brand story of the product throughout the value chain. This increases sell-through and ensures premium market price for products.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO

Red White & Bloom

(604) 687-2038

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Cautionary Note Regarding Forward-Looking Information and Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information contained in this press release may be identified by the use of words such as, "may", "would", "could", "will", "likely", "expect", "anticipate", "believe, "intend", "plan", "forecast", "project", "estimate", "outlook" and other similar expressions, and includes statements with respect to the ability of Critical 39 or RWB to perform under the agreement, the manufacturing of the products, the shipping and delivery of the products to customers in the United States and worldwide, and the appropriate education and marketing efforts. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment; and the availability of licenses, approvals and permits.

Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to current and future market conditions, including the market price of the common shares of the Company, the delay or failure to receive regulatory approvals, and the risk factors set out in the Company's annual information form dated August 7, 2020, filed with the Canadian securities regulators and available under the Company's profile on SEDAR at www.sedar.com.

The statements in this press release are made as of the date of this release. The Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.